March 30, 2015

VIA EDGAR

Ms. Melissa N. Rocha
Senior Assistant Chief Accountant

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.

Washington, D.C. 20549-7010

RE:	NCI Building Systems, Inc.
Form 10-K for the Year Ended November 2, 2014
Filed December 22, 2014
Definitive Proxy Statement on Schedule 14A
Filed January 23, 2015
File No. 1-14315

Dear Ms. Rocha:

This letter sets forth the responses of NCI Building Systems, Inc. (the “Company”) to the comments contained in your letter, dated March 2, 2015, relating to (1) the Company’s Annual Report on Form 10-K for the Fiscal Year Ended November 2, 2014, SEC File Number 1-14315, filed by the Company on December 22, 2014 (the “Form 10-K”) and (2) the Company’s Definitive Proxy Statement on Schedule 14A, filed by the Company on January 23, 2015 (the “Proxy Statement”). The comments of the staff of the U.S. Securities and Exchange Commission (the “Staff”) are set forth in bold/italicized text below, and the responses of the Registrants are set forth in plain text immediately following each comment.

Form 10-K for the Year Ended November 2, 2014

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 36

Results of Operations for Fiscal 2014 Compared to Fiscal 2013, page 40

Consolidated Strategic Development and Acquisition Related Costs, page 41

Ms. Melissa N. Rocha	March 30, 2015

1.	You disclose that strategic development and acquisition related costs for fiscal 2014 represent non-recurring, non-operational costs related to industry-specific activities that support your future growth targets and performance goals. Please provide draft disclosure to be included in future filings that provides additional information regarding the nature of the amounts recorded and clarifies whether the amounts are related to the reorganization of manufacturing that you began in November 2013.

In response to the Staff’s comment, the Company will revise the disclosure in future filings accordingly. Below is an example of how the Company expects the disclosures regarding consolidated strategic development and acquisition related costs, as currently disclosed on page 41 of its Form 10-K, would look in future filings (the italicized text represents the indicative additional disclosure to be added to the existing disclosure):

Consolidated strategic development and acquisition related costs for fiscal 2014 were $5.0 million. These non-recurring, non-operational costs are related to acquisition-related activities that support our future growth targets and performance goals and include external legal and due diligence costs incurred to pursue specific acquisition targets. There was no corresponding amount recorded in fiscal 2013.

Item 8. Financial Statements and Supplementary Data, page 65

Note 2. Summary of Significant Accounting Policies, page 74

(i) Revenue Recognition, page 77

2.	Your disclosure on page 40 indicates that you enter into different types of arrangements with your customers, including package sales which include both toll processing and steel coil. Please provide draft disclosure to be included in future filings that discusses each type of arrangement in your revenue recognition policy and address how you record revenue and cost of revenues related to each arrangement.

In response to the Staff’s comment, the Company will revise the disclosure in future filings accordingly. Below is an example of how the Company expects the disclosures regarding the accounting policies for revenue recognition, as currently disclosed on page 77 of its Form 10-K, would look in future filings (the italicized text represents the indicative additional disclosure to be added to the existing disclosure):

In our metal coil coating segment, our revenue activities broadly consist of cleaning, treating, painting and packaging various flat rolled metals as well as slitting and/or embossing the metal. We enter into two types of sales arrangements with our customers: toll processing sales and package sales. The primary distinction between these two arrangements relates to ownership of the underlying metal coil during treatment. In toll processing arrangements, we do not maintain ownership of the underlying metal coil during treatment and only recognize revenue for the toll processing activities, typically, cleaning, painting, slitting, embossing, and packaging. In package sales arrangements, we have ownership of the metal coil during treatment and recognize revenue on both the toll processing activities and the sale of the underlying metal coil. Under either arrangement, revenue and the related direct and indirect costs are recognized when all of the recognition criteria are met, which is generally when the products are shipped to the customer.

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Ms. Melissa N. Rocha	March 30, 2015

3.	We note that you recognize revenue based on the relative sales value of the materials shipped in instances where an order is partially shipped. Please clarify whether you have multiple deliverable arrangements, and, if so, please provide draft disclosure to be included in future filings that discloses the nature of your multiple deliverable arrangements and the accounting for these multiple deliverables. In addition, please tell us and disclose how you determined it was appropriate to account for each unit of accounting separately, how you allocate amounts to each unit, and how you account for each unit. Refer to ASC 605-25, including the disclosure requirements of ASC 605-25-50.

In response to the Staff’s comment, the Company respectfully advises the Staff that based on the criteria maintained within ASC 605-25-25-5, the Company has multiple deliverable arrangements within its engineered building systems segment.

An engineered building system broadly consists of engineered structural members and roofing and wall panels that are fabricated and roll-formed in a factory. The Company is a manufacturer and does not erect or construct the products the Company manufactures. The Company’s customers are typically the general contractor or a subcontractor to the general contractor for a building project. While the engineered building systems segment typically is engaged to provide all components of the building envelope (structural steel, roofing system, wall system), the Company and the Company’s competitors also sell each of these items individually as building materials. It is common in the industry for structural products, roofing products and side walls to come from different manufacturers. The metal components segment, for example, sells the same roofing, wall and secondary structural materials as individual products. Within its engineered building systems segment, a typical contract is broken down in multiple deliverables that allow its customers to take receipt of materials in a manner that facilitates an efficient construction and erection process, usually as part of a larger construction project. Depending on the size and complexity, a project can generally be separated into the following deliverables: primary structure, secondary structure and roof and wall paneling. In the Company’s typical arrangements, each of these deliverables is shipped over a short period of time, which is generally one to three months. The time period is typically dependent on the customer’s construction schedule and deliveries are timed to meet the customer’s request. For example, customers will typically want the structural products first to start the building erection, and then will want other products to follow in order of erection. These multiple deliverables are broadly outlined further below:

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Ms. Melissa N. Rocha	March 30, 2015

Primary structures are typically delivered first and span the width of a building. They are designed for full bay loading and typically include interior building frames, building end frames (rafters, corner posts, end posts), building bracing, and crane systems.

Secondary structures are usually delivered next and generally include purlins, girts, eave struts, base members, flange bracing, gable angles, clips and other miscellaneous structural parts.

Roof and wall paneling includes roof panels (standing seam, rib), wall panels, and insulated panels. These are typically delivered once the primary and secondary structures are fabricated and in place. Other deliverables can include various other accessories (custom or standard trim and lighting).

Smaller projects can be delivered as a single deliverable, but larger projects are typically delivered at different points in time, in each case as directed by the customer. However, when delivered separately, each deliverable is a grouping of separately identifiable products which are not dependent on the performance of other deliverables.

Prior to entering into an agreement, the Company works with its customers to determine all aspects of the job, including timing and delivery requirements and order of product delivery to facilitate the construction process. As each deliverable is shipped, revenue is recognized.

ASC 605-25-25-5 addresses how to determine whether an arrangement with multiple deliverables consists of more than one unit of accounting. In assessing the two criteria set forth within ASC 605-25-25-2, the Company provides the following responses:

a)	The delivered items are considered to have standalone value to the customer, as outlined above, as the metal components segment, and other companies, generally sell these deliverables individually.

b)	Delivered items do not allow for the right of return. Although the undelivered products have standalone value and could be furnished from another vendor, the Company considers its performance to be probable and substantially in the Company’s control, based on the level of collaboration with its customers, primarily during the planning process.

ASC 605-25-25-2 states that when more than one unit of accounting exists, the arrangement consideration should be allocated among the separate units of accounting. It also states the arrangement consideration should be allocated to the separate units of accounting based on their relative selling prices. In addition, ASC 605-25-30-6C states that the best estimate of selling price is the price at which the vendor would transact if the deliverable were sold by the vendor regularly on a standalone basis.

The selling price is allocated to each deliverable based on the cost plus a reasonable margin of the underlying materials and other cost components, in a manner consistent with how each item is priced when sold individually.

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Ms. Melissa N. Rocha	March 30, 2015

In response to the Staff’s comment, the Company will revise the disclosure in future filings accordingly. Below is an example of how the Company expects the disclosures regarding the accounting policies for revenue recognition on page 77 of its Form 10-K would look in future filings (the italicized text represents the indicative additional disclosure to be added to the existing disclosure):

We recognize revenues when the following conditions are met: persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the price is fixed or determinable, and collectability is reasonably assured. Generally, these criteria are met at the time product is shipped or services are complete. A portion of our revenue, exclusively within our engineered building systems segment, includes multiple-element revenue arrangements due to multiple deliverables. Each deliverable is generally determined based on customer-specific manufacturing and delivery requirements.

Because the separate deliverables have value to the customer on a stand-alone basis, they are typically considered separate units of accounting. A portion of the entire job order value is allocated to each unit of accounting. Revenue allocated to each deliverable is recognized upon shipment. We use estimated selling price (“ESP”) based on underlying cost plus a reasonable margin to determine how to separate multiple-element revenue arrangements into separate units of accounting, and how to allocate the arrangement consideration among those separate units of accounting.  We determine ESP based on our normal pricing and discounting practices.

Our sales arrangements do not include a general right of return of the delivered product(s). In certain cases, the cancellation terms of a job order provide us with the opportunity to bill for certain incurred costs. In those instances, revenue is not recognized until all revenue recognition criteria is met, including reasonable assurance of collectability.

Definitive Proxy Statement

Compensation Discussion & Analysis, page 15

Role of Management and Independent Advisors, page 17

4.	We note disclosure that you benchmark the compensation of your named executive officers against general industry companies in the Compensation Database selected by the consultant. In future filings, please disclose the component companies used for benchmarking the compensation of your named executive officers. See Item 402(b)(2)(xiv) of Regulation S-K. We also note that target total annual compensation was within the 50th percentile. In future filings, please revise to disclose where actual total annual compensation fell for your named executive officers in relation to the benchmarked parameters.

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Ms. Melissa N. Rocha	March 30, 2015

The Company acknowledges the Staff’s comment. The Company is currently in the process of reevaluating how the Company determines compensation for named executive officers for future periods. In future filings, to the extent that the Company benchmarks compensation of its named executive officers, the Company will identify the individual component companies that comprise the peer group used to benchmark and will disclose where actual total annual compensation fell for the Company’s named executive officers in relation to the benchmark. The Company may continue to use a broad-based, third-party market survey to educate the members of the Compensation Committee on the competitiveness of its compensation.

Director Compensation, page 40

5.	Please explain why you have not reported the items disclosed in footnote (c) as “All Other Compensation” pursuant to Item 402(k)(2)(vii) of Regulation S-K.

In response to the Staff’s comment, the Company respectfully advises the Staff that footnote (c) in the Director Compensation Table on page 40 of its Proxy Statement includes all responsive information relating to compensation that the Company paid the CD&R directors for annual retainers, meeting fees and restricted stock or stock option awards, rather than falling under the category “All Other Compensation”. This compensation was earned by Messrs. Berges, Sleeper and Zrebiec but assigned by those individuals to their employer, Clayton, Dubilier & Rice, LLC.

In response to the Staff’s comment, the Company will revise the disclosure in future filings to reflect in the footnotes to the table an explanation regarding the assignment of compensation. Below is an example of how the Company expects the table and related footnote disclosures, in respect of the compensation of the Company’s non-employee directors as currently disclosed on page 40 of its Proxy Statement, would look in future filings (the italicized text represents the indicative additional disclosure to be added to the existing disclosure):

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Ms. Melissa N. Rocha	March 30, 2015

Director Compensation Table

The following table provides information concerning the compensation of our non-employee directors for Fiscal 2014.

Name	Fees Earned or Paid in Cash(a)(b) ($)	Stock Awards(c) ($)	Option Awards(c) ($)	All Other Compensation ($)	Total ($)
Kathleen J. Affeldt	57,000	60,006	—	—	117,006
George L. Ball	36,750	5,028	—	—	41,778
James G. Berges	63,000	60,006	—	—	123,006
Gary L. Forbes	73,250	60,006	—	—	133,256
John J. Holland	47,750	30,012	29,994	—	107,756
Lawrence J. Kremer	46,250	45,011	14,997	—	106,258
George Martinez	51,500	60,006	—	—	111,506
Nathan K. Sleeper	53,750	60,006	—	—	113,756
Jonathan L. Zrebiec	46,250	60,006	—	—	106,256

_______

(a)	Includes annual retainer fees, supplemental retainer fees for Committee Chairmen, Board meeting fees and Committee meeting fees for each non-employee director, as more fully explained in the preceding paragraphs.

(b)	The amounts reported in the “Fees Earned or Paid in Cash” column for each of Messrs. Berges, Sleeper, and Zrebiec represents amounts paid to Clayton, Dubilier & Rice, LLC, as assignee of compensation payable to those directors, each of whom is an employee or partner of Clayton, Dubilier & Rice, LLC.

(c)	The amounts reported in the “Stock Awards” and “Option Awards” columns reflect the aggregate grant date fair value of the awards granted under our Incentive Plan in Fiscal 2014, computed in accordance with FASB ASC Topic 718. See Note 6 of the consolidated financial statements in NCI’s Annual Report for the fiscal year ended November 2, 2014, for additional detail regarding assumptions underlying the valuation of equity awards. As of November 2, 2014, the non-employee directors held the following outstanding restricted stock awards and stock options: (i) Ms. Affeldt (6,525 restricted shares and 21,788 stock options), (ii) Mr. Forbes (10,722 restricted shares and no stock options), (iii) Mr. Holland (6,938 restricted shares and 17,780 stock options), (iv) Mr. Kremer (8,043 restricted shares and 9,234 stock options), (v) Mr. Martinez (10,722 restricted shares and 265 stock options), and (vi) Mr. Ball (300 restricted shares and no stock options). Amounts reported for each of Messrs. Berges, Sleeper and Zrebiec represent grants of restricted Common Stock issued to Clayton, Dubilier & Rice, LLC, as assignee of compensation payable to those directors, each of whom is an employee or partner of Clayton, Dubilier & Rice, LLC. These figures do not include restricted stock or options granted to the non-employee directors on December 15, 2014. Stock options figures include total exercisable and non-exercisable options.

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Ms. Melissa N. Rocha	March 30, 2015

In responding to the Staff’s comments, the Company acknowledges the following:

•	the Company is responsible for the adequacy and accuracy of the disclosure in their filings;

•	Staff comments, or changes to disclosure in response to Staff comments, do not foreclose the Securities and Exchange Commission from taking any action with respect to their filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding this letter, please do not hesitate to call me at (281) 897-7658 or Todd R. Moore at (281) 897-7770.

Sincerely,

/s/ Mark E. Johnson

Mark E. Johnson
Executive Vice President, Chief Financial Officer and Treasurer

cc:	Jeffrey Gordon

Sherry Haywood

Jay Ingram

Securities and Exchange Commission

Todd R. Moore, Esq.

NCI Building Systems, Inc.

Steven J. Slutzky, Esq.

Debevoise & Plimpton LLP

Enclosures

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